FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

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Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

4Q18 Earnings Report

February 4, 2019

Contents Page

CONTACT INFORMATION Investor Relations Department Banco Santander Chile Bandera 140 Floor 19 Santiago, Chile Tel: (562) 2320-8284 Email: irelations@santander.cl Website: www.santander.cl

Important information

Banco Santander Chile cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Note: the information contained in this presentation is not audited and is presented in Chilean Bank GAAP which is similar to IFRS, but there are some differences. Please refer to our 2017 20-F filed with the SEC for an explanation of the differences between Chilean Bank GAAP and IFRS. Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles. All figures presented are in nominal terms. Historical figures are not adjusted by inflation. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

1

Section 1: Key consolidated data

Balance Sheet (Ch$mn)	Dec-18	Dec-17	Change (%)
Total assets	39,197,356	35,804,279	9.5%
Gross loans (including interbank loans)	30,282,023	27,725,913	9.2%
Customer deposits	21,809,236	19,682,111	10.8%
Customer funds	27,385,479	24,739,003	10.7%
Total shareholders’ equity	3,239,546	3,066,180	5.7%

Income Statement (Ch$mn)	12M18	12M17	Change (%)
Net interest income	1,414,368	1,326,691	6.6%
Net fee and commission income	290,885	279,063	4.2%
Net operating profit before provisions for loan losses	1,849,861	1,822,669	1.5%
Provision for loan losses	(325,085)	(299,205)	8.6%
Op expenses excluding impairment and other op. exp.	(721,933)	(704,893)	2.4%
Operating income	757,064	716,913	5.6%
Income before tax	762,159	720,876	5.7%
Net income attributable to equity holders of the Bank	591,902	564,815	4.8%

Profitability and efficiency	12M18	12M17	Change (bp)
Net interest margin (NIM) [1]	4.4%	4.4%	2
Efficiency ratio[2]	40.0%	40.8%	(81)
Return on avg. equity	19.2%	19.2%	(7)
Return on avg. assets	1.6%	1.6%	(0)
Core Capital ratio	10.6%	11.0%	(40)
BIS ratio	13.4%	13.9%	(50)
Return on RWA	2.0%	2.1%	(5)

Asset quality ratios (%)	Dec-18	Dec-17	Change (bp)
NPL ratio[3]	2.1%	2.3%	(20)
Coverage of NPLs ratio [4]	126.1%	128.8%	(267)
Cost of credit[5]	1.1%	1.1%	3

Structure (#)	Dec-18	Dec-17	Change (%)
Branches	380	385	(1.3)%
ATMs	910	926	(1.7)%
Employees	11,305	11,068	2.1%

Market capitalization	12M18	12M17	Change (%)
Net income per share (Ch$)	3.14	3.00	4.8%
Net income per ADR (US$)	1.80	1.94	(7.4)%
Stock price (Ch$/per share)	51.69	48.19	7.3%
ADR price (US$ per share)	29.9	31.27	(4.4)%
Market capitalization (US$mn)	14,047	14,732	(4.6)%
Shares outstanding (millions)	188,446.1	188,446.1	—%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	—%

1 NIM = Net interest income annualized divided by interest earning assets.

2. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

3. Capital + future interest of all loans with one installment 90 days or more overdue divided by total loans.

4. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue.

5. Provision expense annualized divided by average loans.

2

Section 2: Summary of results1

Net income attributable to shareholders increased 20.7% QoQ and 16.3% YoY in 4Q18. ROAE2 4Q18 at 19.8%

Net income attributable to shareholders in 4Q18 totaled Ch$156,644 million (Ch$0.83 per share and US$0.48 per ADR), increasing 20.7% compared to 3Q18 (from now on QoQ) and 16.3% compared to 4Q17 and ROAE reached 19.8% in the quarter. Quarterly results were driven by loan growth, client revenues, better asset quality and an improvement in efficiency.

Net income attributable to shareholders increased 4.8% YoY. ROAE 12M18 of 19.2%

Net income attributable to shareholders for 12M18 totaled Ch$ 591,902 million, increasing 4.8% maintaining an ROAE of 19.2% year-to-date (YTD), in line with guidance. These record level profits were driven by strong loan growth, an improvement in the funding mix, stable net interest margins net of risk, positive fee growth and greater efficiency levels. This was partially offset by lower results from financial transactions net and a higher tax rate.

Loan portfolio growing 9.2% YoY. Strong focus on consumer lending in 4Q18

Total loans increased 9.2% YoY and 1.0% QoQ in 4Q18. During 2018, higher economic activity led to a higher level of investment and greater business confidence. This led to strong growth in our commercial lending as companies started to reactivate their investment projects. This was especially true in the Middle-market in which loans increased 1.0% QoQ and 13.5% YoY.

In 4Q18, the Bank in to order to improve margins, while maintaining strong capital ratios, shifted its focus towards consumer loans. Loans to individuals increased 3.5% QoQ and 9.8% YoY, led by consumer loans that increased 4.1% QoQ, and 7.0% YoY. Mortgage loans increased 3.4% QoQ and 11.6% YoY as the housing market continued to show positive trends.

1.The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Superintendency of Banks of Chile (SBIF).

2. Return on average equity

3

Non-interest bearing demand deposits increase 12.5% YoY

In 4Q18, the Bank’s total deposits increased 5.0% QoQ and 10.8% YoY. The Bank’s non-interest bearing demand deposits grew strongly in the quarter, led by a rise in all business segments, reflecting greater client loyalty. In 4Q18, time deposits grew 9.7% YoY and 2.3% QoQ. Due to the strong increase of deposits in the quarter, the Bank’s liquidity levels also increased and our LCR ratio reached 151.6% and the NSFR ratio reached 109.5% as of December 31, 2018.3 Mutual funds brokered grew 10.3% YoY as the Bank also successfully cross-sold this product despite weaker equity markets.

Capital ratio rises 40bp QoQ to finish the year at 10.6%

During the quarter, the Bank’s high profitability generated 40bp of core capital. The Bank ended 2018 with a solid core capital ratio4 of 10.6% and a total BIS ratio5 at 13.4%.

NIM stable at 4.4% in 4Q18, as improving loan mix compensates rising interest rates

The Bank’s net interest margin (NIM)6 in 4Q18 was 4.4%, lower than the 4.6% in 4Q17, however stable compared to 12M17. Compared to 3Q18, NIMs remained flat at 4.4%. In October 2018, the Central Bank increased short term rates by 25bp to 2.75%. As the Bank’s liabilities re-price faster than our assets, this rise in rates had a negative impact on margins and our average cost of funds rose 20bp QoQ to 2.9%. This was offset by the improved funding mix and the focus on higher yielding loans. Compared to 4Q17, our NIM contracted by 20bp due to higher funding costs. This was only partially offset by the positive impact of higher UF inflation in 4Q18 compared to 4Q17 and the increase in non-interest bearing demand deposits.

Asset quality continues to improve, particularly in consumer and mortgage loans.

During the quarter, provisions decreased 4.6% compared to 4Q17 and 24.0% compared to 3Q18. As a reminder in 3Q18 the Bank recognized a one-time charge of Ch$20,000 million for additional provisions in our consumer provisioning model, anticipating future changes to our expected loss model. Not considering these additional provisions, provisions in the quarter decreased 4.1%. Cost of credit in 4Q18 remained stable at 1.0% as the expected loan loss ratio (Loan loss allowance over total loans) improved slightly to 2.6% in the quarter.

The total NPL ratio improved to 2.1% as of December 2018 and the impaired loan ratio improved 60bp YoY and 10bp QoQ to 5.9%. The improvement in both the NPL and impaired loan ratio, along with a lower expected loss ratio reflects the more positive economic trends in Chile in 2018. The total Coverage ratio7 improved to 129.3% in the quarter.

3.LCR= Liquidity Coverage Ratio under ECB rules. These are not the Chilean models. NSFR= Net Stable Funding Ratio according to internal methodology.

4. Core Capital ratio = Shareholders’ equity divided by Risk-weighted Assets (RWA) according to SBIF BIS I definitions.

5. BIS ratio: Regulatory capital divided by RWA.

6. NIM = net interest margin or net interest income divided by average interest earning assets.

7. LLA/ Total NPLs. Adjusted to include the additional provision of Ch$20,000 million in 3Q18.

4

NIM, net of risk stable at 3.4% in 12M18 and 3.5% in 4Q18

When adjusted for risk, the Bank’s NIM, net of cost of credit remained stable throughout 2018 at 3.4%, reflecting that our asset mix shift has been compensated with better asset quality.

(1) NIM net of risk= Annualized Net interest income net of provision for loan losses divided by average interest earning assets.

(2) Cost of credit = Annualized provision for loan losses / average total loans. Averages are calculated using monthly figures.

Positive fee growth from business segments offset by lower collection fees

In 4Q18, fee income increased 1.7% compared to 4Q17 and decreased 2.4% compared to 3Q18. Growth from business segments has been offset by lower collection of insurance fees due to a change in methodology for estimating refunds of insurance premiums collected following the pre-payment or refinancing of mortgage loans. Fees in Retail banking increased 7.6% compared to 4Q17 and 3.0% compared to 3Q18. Client loyalty continues to rise in retail banking with loyal individual customers (clients with >4 products plus minimum usage and profitability levels) in the High-income segment growing 8.3% YoY and loyal Mid-income earners growing 8.2% YoY. Fees in the Middle-market increased 3.1% compared to 4Q17 and 0.5% compared to 3Q18. Customer loyalty has been expanding with Loyal Middle-market and SME clients growing 4.3% YoY. Fees in SCIB increased 33.5% compared to 4Q17 and decreased 18.4% compared to 3Q18. Fees in this segment are deal driven and after an increase in activity at the start of 2018, business from Corporates slowed down in the fourth quarter.

Results from financial transactions, net recovering in the quarter

In 4Q18, results from Total financial transactions, net was a gain of Ch$35,770 million in 4Q18, an increase of 96.8% compared to 4Q17 and an increase of 29.9% compared to 3Q18. The strong quarter was mainly due to an increase in Client treasury services as Debt Capital Markets and Market Making for our clients performed well in the quarter as various large corporates structured their financing needs for their investment projects with us.

Continued improvements in productivity and digitalization leads to an efficiency ratio of 40.0% in 12M18

The Bank’s efficiency ratio reached 40.0% in 12M18 compared to 40.8% in 2017. The improvement of the efficiency ratio is mainly due to the various initiatives that the Bank has been implementing to improve productivity and efficiency through digitalization in 2018. This led to Operating expenses, excluding Impairment and Other operating expenses, in 4Q18 increasing just 1.0% QoQ and 0.4% YoY.

5

Summary of Quarterly Results (Ch$ Million)

	Quarter			Change%
	4Q18	3Q18	4Q17	4Q18/4Q17	4Q18/3Q18
Net interest income	357,601	356,722	346,501	3.2%	0.2%
Net fee and commission income	67,438	69,129	66,300	1.7%	(2.4)%
Total financial transactions, net	35,770	27,531	18,174	96.8%	29.9%
Provision for loan losses	(73,283)	(96,396)	(76,805)	(4.6)%	(24.0)%
Operating expenses (excluding Impairment and Other operating expenses)	(183,423)	(181,628)	(182,644)	0.4%	1.0%
Impairment, Other op. income & expenses	(2,705)	(8,221)	(4,119)	(34.3)%	(67.1)%
Operating income	201,398	167,137	167,407	20.3%	20.5%
Net income attributable to shareholders	156,644	129,727	134,678	16.3%	20.7%
Net income/share (Ch$)	0.83	0.69	0.71	16.3%	20.7%
Net income/ADR (US$)[1]	0.48	0.42	0.46	2.8%	13.7%
Total loans	30,282,023	29,972,519	27,725,913	9.2%	1.0%
Deposits	21,809,236	20,761,608	19,682,111	10.8%	5.0%
Shareholders’ equity	3,239,546	3,085,775	3,066,180	5.7%	5.0%
Net interest margin	4.4%	4.4%	4.6%
Efficiency ratio[2]	40.0%	40.8%	42.8%
Return on equity[3]	19.8%	17.0%	17.8%
NPL / Total loans[4]	2.1%	2.2%	2.3%
Coverage NPLs[5]	129.3%	124.7%	128.8%
Cost of credit[6]	1.0%	1.3%	1.1%
Core Capital ratio[7]	10.6%	10.2%	11.0%
BIS ratio[8]	13.4%	13.0%	13.9%
Branches	380	377	385
ATMs	910	769	926
Employees	11,305	11,439	11,068

1. The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period.

2. Efficiency ratio: Operating expenses excluding impairment and Other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus Other operating expenses.

3. Return on average equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.

4. NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.

5. Coverage NPLs: loan loss allowances (3Q18 and 4Q18 adjusted to include the additional provision of Ch$20,000 million) divided by NPLs.

6. Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures

7. Core capital ratio = Shareholders’ equity divided by risk-weighted assets according to SBIF BIS I definitions.

8.BIS ratio: regulatory capital divided by RWA.

6

Section 3: YTD Results by reporting segment

Net contribution from business segments affected by lower rate of return on capital

Year to date results (Ch$ Million)

	Retail Banking[1]	Middle market[2]	SCIB[3]	Total segments[4]
Net interest income	949,764	272,912	96,722	1,319,398
Change YoY	(2.1)%	3.1%	(4.1)%	(1.2)%
Net fee and commission income	220,532	36,746	35,064	292,342
Change YoY	6.8%	1.3%	26.9%	8.1%
Core revenues	1,170,296	309,658	131,786	1,611,740
Change YoY	(0.6)%	2.9%	2.6%	0.3%
Total financial transactions, net	19,694	16,848	57,340	93,882
Change YoY	(4.4)%	22.5%	13.1%	10.4%
Provision for loan losses	(275,351)	(26,314)	2,339	(299,326)
Change YoY	(5.1)%	36.3%	(41.6)%	(2.0)%
Net operating profit from business segments[5]	914,639	300,192	191,465	1,406,296
Change YoY	0.8%	1.6%	4.5%	1.5%
Operating expenses[6]	(553,157)	(92,377)	(64,913)	(710,447)
Change YoY	3.4%	0.5%	3.6%	3.0%
Net contribution from business segments[7]	361,482	207,815	126,552	695,849
Change YoY	(2.9)%	2.1%	5.0%	(0.1)%

1. Retail consists of individuals and SMEs with annual sales below Ch$1,200 million.

2. Middle-market is made up of companies with annual sales exceeding Ch$1,200 million. It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry with annual sales exceeding Ch$800 million.

3. Santander Corporate & Investment Banking: consists of foreign and domestic multinational companies with sales over Ch$10,000 million. Formerly called GBM

4. Excludes the results from Corporate Activities, which includes, among other items, the impact of inflation on results, the impact of movements in the exchange rate in our provision expense and the results from our liquidity portfolio.

5. Net op. profit is defined as Net interest income + Net fee and commission income + Total financial transactions - Provision for loan losses.

6. Operating expenses = Personnel expenses +Administrative expenses + Depreciation.

7. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

Net contribution from our business segments decreased 0.1% YoY in 12M18 compared to the same period of 2017. At the beginning of 2018, the Bank adjusted the profitability of the capital assigned to each segment, in line with the lower interest rates. This lowered net interest income earned by the segments and increased net interest income earned by our Financial Management division.

The net contribution from Retail banking decreased 2.9% YoY. Core revenues (net interest income + fees) decreased 0.6% YoY due to the impact of the lower return on capital assigned to this segment. On the other hand net fee income increased 6.8% YoY. Provisions for loan losses decreased 5.1% as asset quality of our consumer and mortgage loans improved during the year. Operating expenses in this segment were controlled, increasing only 3.4% due to investments in WorkCafé openings and other digital initiatives.

Net contribution from the Middle-market increased 2.1% YoY in 12M18. Core revenues in this segment grew 2.9%, led by a 3.1% increase in net interest revenue due to increasing loan volumes in this segment of 13.5%, which offset the lower return on capital assigned to this segment. Provision expense increased due to higher provisions for various specific loan positions, mainly in 2Q18 and higher loan growth.

7

Net contribution from SCIB increased 5.0% YoY in 12M18. Core revenues increased 2.6% YoY driven by a 26.9% YoY increase in commissions from the Bank’s strength in cash management services and financial advisory fees. Income from financial transactions increased 13.1%. The movement of client treasury revenue, which usually makes up the bulk of our treasury income, reflects the demand on behalf of clients for treasury products. In 2018, various large corporates structured their financing needs for their investment projects with us.

Section 4: Loans, funding and capital

Loans

Loans to individuals accelerates and increases 3.5% QoQ

Total loans increased 9.2% YoY in line with our expectations. During 2018, the greater economic activity led to a higher level of investment and greater business confidence. This lead to strong growth in our commercial segments as they started to reactivate their investment projects.

Loans by segment (Ch$ Million)

	YTD			Change%
	4Q18	3Q18	4Q17	4Q18/4Q17	4Q18/3Q18
Total loans to individuals[1]	16,921,495	16,352,297	15,408,301	9.8%	3.5%
Consumer loans	4,876,289	4,684,343	4,557,692	7.0%	4.1%
Residential mortgage loans	10,150,981	9,817,591	9,096,895	11.6%	3.4%
SMEs	3,865,141	3,835,027	3,824,868	1.1%	0.8%
Retail banking	20,786,637	20,187,324	19,233,169	8.1%	3.0%
Middle-market	7,690,380	7,613,641	6,775,734	13.5%	1.0%
Corporate & Investment banking (SCIB)	1,681,697	2,028,092	1,633,796	2.9%	(17.1)%
Total loans2 3	30,282,023	29,972,519	27,725,914	9.2%	1.0%

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals.

2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and includes interbank loans. See Note 4 of the Financial Statements.

3. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

In 4Q18, the Bank, in to order to improve margins, while maintaining strong capital ratios, shifted its focus towards consumer loans. Loans to individuals increased 3.5% QoQ and 9.8% YoY. Consumer loans increased 4.1% QoQ, and 7.0% YoY. This growth is still mainly driven by loans to high-income earners, with growth in the mid-income segments and Santander Life also accelerating. The final parts of Santander Banefe have been amortized, leaving more room for growth in consumer lending going forward. Asset quality in consumer lending also improved throughout 2018 (See Asset Quality) widening our appetite for growth in this product. Mortgage loans increased 3.4% QoQ and 11.6% YoY as the housing market showed positive trends in terms of asset quality and an acceleration of sales. The Bank also maintained the loan-to-value ratio at origination below 80%.

Loans to SMEs increased 1.1% QoQ and 0.8% YoY. The Bank continues to maintain a conservative stance regarding loan growth in this segment by focusing on larger, less risky SMEs that will generate non-lending revenues as well. As economic growth continues to remain at the current levels, we expect an acceleration of loans to this high yielding segment in 2019.

8

In the quarter, loan growth rates in the Middle-market and in SCIB decelerated, as the Bank focused on growing more strongly in retail loans in the period, thus improving margins and limiting capital usage. Middle-market loans grew 1.0% QoQ and 13.5% YoY due to greater business and investment activity, which we expect to continue in 2019. Loans in SCIB decreased 17.1% in the quarter, leading to a YoY growth of 2.9%. However SCIB increased overall contribution to income with a 26.9% increase in fees and a 13.1% in client treasury revenue.

Funding and Liquidity

Demand deposits increase 12.5% YoY and 9.5% QoQ

Funding (Ch$ Million)

	YTD			Change%
	4Q18	3Q18	4Q17	4Q18/4Q17	4Q18/3Q18
Demand deposits	8,741,417	7,984,243	7,768,166	12.5%	9.5%
Time deposits	13,067,819	12,777,365	11,913,945	9.7%	2.3%
Total Deposits	21,809,236	20,761,608	19,682,111	10.8%	5.0%
Mutual Funds brokered[1]	5,576,243	5,543,748	5,056,892	10.3%	0.6%
Bonds	8,115,233	8,186,718	7,093,653	14.4%	(0.9)%
Adjusted loans to deposit ratio[2]	98.0%	101.1%	100.7%
LCR [3]	151.6%	131.8%	138.3%
NSFR [4]	109.5%	108.4%	109.5%

1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.

2. Ratio =(Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits). The Bank’s mortgage loans are mainly fixed-rate long-term loans that we mainly finance with matching long-term funding and not with short-term deposits. For this reason, to calculate this ratio, we subtract residential mortgage loans funded with long term bonds in the numerator of our ratio.

3. Liquidity Coverage Ratio calculated according to ECB rules. Chilean ratios to be published commencing in April 2019.

4. Net Stable Funding Ratio calculated using internal methodology. Chilean ratios are still under construction.

In 4Q18, the Bank’s total deposits increased 5.0 QoQ% and 10.8% YoY. The Bank’s non-interest bearing demand deposits grew strongly in the quarter, reaching an increase of 9.5% QoQ and 12.5%. The QoQ rise is in part seasonal, but the greater economic activity and our improvements in client loyalty also explain this rise. Checking accounts increased 11.3% YoY among individuals, 8.1% among SMEs, 9.8% in Middle-market and 22.7% in SCIB. In 4Q18, time deposits grew 2.3% QoQ and 9.7% YoY, also in line with greater activity in the economy and higher rates as the Central Bank increased the short term interest rate by 25bp to 2.75% in the quarter. Due to the strong increase of deposits in the quarter, the Bank’s liquidity levels also increased and our LCR ratio reached 151.6% and the NSFR ratio reached 109.5% as of December 31, 2018.

Bonds increased 14.4% YoY as the mortgage portfolio also grew strongly during the year. As almost all of the Bank’s mortgages are fixed real rate loans with an average duration (including the assumption of prepayment) of 7 years, the Bank finances these mortgages with longer term bonds. In 4Q18, bonds decreased slightly by 0.9% due to amortizations.

9

Mutual funds brokered grew 10.3% YoY mainly thanks to a strong first quarter in 2018. In general during the following quarters the global and local equity markets experienced significant volatility and dampened growth in this instrument.

Shareholders’ equity and regulatory capital

ROAE8 of 19.8% in 4Q18 and 19.2% in 12M18

Equity (Ch$ Million)

	YTD			Change%
	Dec-18	Sep-18	Dec-17	Dec-18/Dec-17	Dec-17/Sep-18
Capital	891,303	891,303	891,303	—%	—%
Reserves	1,923,022	1,923,022	1,781,818	7.9%	—%
Valuation adjustment	10,890	(33,231)	(2,312)	(571.0)%	(132.8)%
Retained Earnings:
Retained earnings prior periods	-	-	-	—%	—%
Income for the period	591,902	435,258	564,815	4.8%	36.0%
Provision for mandatory dividend	(177,571)	(130,577)	(169,444)	4.8%	36.0%
Equity attributable to equity holders of the Bank	3,239,546	3,085,775	3,066,180	5.7%	5.0%
Non-controlling interest	46,163	43,706	41,883	10.2%	5.6%
Total Equity	3,285,709	3,129,481	3,108,063	5.7%	5.0%
Quarterly ROAE	19.8%	17.0%	17.8%
YTD ROAE	19.2%	19.0%	19.2%

Shareholders’ equity totaled Ch$3,239,546 million as of December 31, 2018 and grew 5.7 % YoY. The Bank’s ROAE in 4Q18 reached 19.8% and 19.2% for the twelve-month period, in line with guidance. With these levels of return on equity, during the quarter the Bank generated 40bp of core capital. The Bank’s core capital ratio9 was 10.6% and the total BIS ratio10 was 13.4% as of December 31, 2018.

Capital Adequacy (Ch$ Million)

	YTD			Change%
	Dec-18	Sep-18	Dec-17	Dec-18/Dec-17	Dec-17/Sep-18
Tier I (Core Capital)	3,239,546	3,085,775	3,066,180	5.7%	5.0%
Tier II	862,119	852,690	815,072	5.8%	1.1%
Regulatory capital	4,101,664	3,938,465	3,881,252	5.7%	4.1%
Risk weighted assets	30,600,176	30,274,655	27,911,834	9.6%	1.1%
Tier I (Core Capital) ratio	10.6%	10.2%	11.0%
BIS ratio	13.4%	13.0%	13.9%

8. Return on average equity

9. Core Capital ratio = Shareholders’ equity divided by Risk-weighted Assets (RWA) according to SBIF BIS I definitions.

10. BIS ratio: Regulatory capital divided by RWA.

10

Section 5: Analysis of quarterly income statement

Net interest income

NIM stable at 4.4% in 4Q18 as improving loan mix compensates rising interest rates

Net Interest Income / Margin (Ch$ Million)

	Quarter			Change%
	4Q18	3Q18	4Q17	4Q18/4Q17	4Q18/3Q18
Net interest income	357,601	356,722	346,501	3.2%	0.2%
Average interest-earning assets	32,754,792	32,234,857	30,028,486	9.1%	1.6%
Average loans (including interbank)	30,190,154	29,615,916	27,744,747	8.8%	1.9%
Avg. net gap in inflation indexed (UF) instruments[1]	4,991,285	4,320,490	4,078,429	22.4%	15.5%
Interest earning asset yield[2]	7.2%	7.0%	7.0%
Cost of funds[3]	2.9%	2.7%	2.5%
Net interest margin (NIM) [4]	4.4%	4.4%	4.6%
Quarterly inflation rate[5]	0.8%	0.7%	0.5%
Central Bank reference rate	2.75%	2.5%	2.5%

1. The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed unit.

2. Interest income divided by average interest earning assets.

3. Interest expense divided by sum of average interest bearing liabilities and demand deposits.

4. Annualized Net interest income divided by average interest earning assets.

5. Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 4Q18, Net interest income, NII, increased 3.2% compared to 4Q17 and 0.2% QoQ. The Bank’s NIM in 4Q18 was 4.4%, lower than the 4.6% in 4Q17, however stable compared to 3Q18.

Compared to 3Q18, NIMs remained flat at 4.4%. In October 2018, the Central Bank increased short term rates by 25bp to 2.75%. As the Bank’s liabilities re-price faster than our assets, this rise in rates had a negative impact on margins and our average cost of funds rose 20bp QoQ to 2.9%. This was offset by: (i) the growth of non-interest bearing demand deposits in the quarter; (ii) the higher UF inflation rate in the quarter, as the Bank has more assets than liabilities linked to inflation through the UF1 and this gap was increased in the period and; (iii) the higher loan growth in consumer lending. Together these last two factors led to an increase in the interest earning asset yield in the quarter to 7.2%.

Compared to 4Q17, our NIM contracted by 20bp due to rising funding costs driven by rate rises in the quarter. The lower asset yield was mainly due to loan mix effects in 2018, as the Bank grew more rapidly in commercial and mortgage loans. Moreover, consumer lending growth was focused in higher income segments. This was only partially offset by the positive impact of higher UF inflation in 4Q18 compared to 4Q17 and the increase in non-interest bearing demand deposits.

At the same time, the cost of credit also slightly decreased as asset quality continued to improve in the quarter. Therefore, the Bank’s NIM, net of cost of credit has remained stable throughout 2018 at 3.5% (excluding the one-time additional provision recognized in 3Q18), reflecting that our asset mix shift has been compensated with better asset quality.

1 UF or Unidad de Fomento, an inflation indexed unit used in Chile

11

(1) Adjusted NIM net of risk= Annualized Net interest income net of provision for loan losses (adjusted to exclude the additional provision of Ch$20,000 million in 3Q18) divided by quarterly average interest earning assets

(2) NPL= Non-performing loans, defined as the total outstanding gross amount of loans with at least one installment 90 days or more overdue.

(3) Adjusted cost of credit = Annualized provision for loan losses (adjusted to exclude the additional provision of Ch$20,000 million in 3Q18) / quarterly average total loans. Averages are calculated using monthly figures.

As a reminder, our liabilities have a shorter duration than our assets, signifying that a 100 basis point average yearly rise in short-term interest rates leads to approximately a 10bp decline in NIMs in a 12M period. On the other hand, a 100bp rise in UF inflation pushes margins upwards by approximately 15bp and vice-versa. Going into 2019, we expect inflation to decelerate due to lower oil prices, however the Central Bank decided to increase the short term interest rates by 25bp in January. Therefore, NIMs at the beginning of the year will be under pressure due to low inflation and higher interest rates. As the year progresses, the acceleration of growth in higher yielding consumer loans and a normalization of inflation rates should help support margins at around 4.4% for 2019. This outlook is subject to modifications depending on the velocity of rate hikes and changes to our inflation forecast.

Asset quality and provision for loan losses

Asset quality continues to improve, particularly in consumer and mortgage loans.

During the quarter provisions decreased 4.6% compared to 4Q17 and 24.0% compared to 3Q18. As a reminder in 3Q18 the Bank recognized a one-time charge of Ch$20,000 million for additional provisions in our consumer provisioning model, anticipating future changes to our expected loss model. Not considering these additional provisions, provisions in the quarter decreased 4.1%. Cost of credit in 4Q18 remained stable at 1.0% as the expected loan loss ratio (Loan loss allowance over total loans) improved slightly to 2.6% in the quarter and other asset quality indicators evolved favorably in the quarter. The total NPL ratio improved to 2.1% as of December 2018 and the impaired loan ratio improved 60bp YoY and 10bp QoQ to 5.9%. The improvement in both the NPL and impaired loan ratio, along with a lower expected loss ratio reflects the more positive economic trends in Chile in 2018. The total Coverage ratio improved to 129.3% in the quarter.

12

By product, the evolution of provision for loan losses was as follows:

Provision for loan losses (Ch$ Million)

	Quarter			Change%
	4Q18	3Q18	4Q17	4Q18/4Q17	4Q18/3Q18
Consumer loans[1]	(40,584)	(46,178)	(46,391)	(12.5)%	(12.1)%
Commercial loans[2]	(26,574)	(28,726)	(28,239)	(5.9)%	(7.5)%
Residential mortgage loans	(6,125)	(1,491)	(2,175)	181.6%	310.7%
Provision for loan losses[3]	(73,283)	(96,396)	(76,805)	(4.6)%	(24.0)%
1.	Does not include additional provisions of Ch$20,000 million in 3Q18.
2.	Includes provision for loan losses for contingent loans.
3.	Includes the additional provisions of Ch$20,000 million in 3Q18.

Provisions for loan losses for consumer loans decreased 12.1% compared to 3Q18 due to the improvement in the consumer NPL ratio from 2.0% in 3Q18 to 1.8% in 4Q18 and the impaired consumer loan ratio from 6.0% to 5.6%. This improvement in asset quality comes as consumer loan growth has been driven by high income earners. Coverage of consumer loans (including the effect of the additional provisions) increased from 311.6% to 316.4% in the quarter.

Provisions for loan losses for commercial loans decreased 5.9% compared to 4Q17 with the commercial loan portfolio growing 8.4% YoY. While there was strong loan growth in 2018, especially in the Middle-market segment, the asset quality showed improvement with the impaired commercial loan ratio decreasing from 7.3% in 4Q17 to 6.8% in 4Q18.

Compared to 3Q18, provisions for commercial loans decreased 7.5% as the loan portfolio contracted. In 4Q18 there was a slight deterioration in asset quality with the commercial NPL ratio increasing from 2.6% in 3Q18 to 2.7% in 4Q18 and the impaired commercial loan ratio increasing from 6.7% to 6.8%. This was mainly due to the contraction of loans in SCIB while riskier loans in the Middle-market and SME segment expanded. Coverage of commercial loans remained healthy at 115.5%.

Provisions for loan losses for residential mortgage loans increased to Ch$6,125 million in 4Q18 as the mortgage loan portfolio grew 3.4% QoQ and 11.6% YoY. During the quarter asset quality improved with the NPL ratio of mortgage loans decreasing to 1.3% compared to 1.7% in 3Q18 and 1.8% in 4Q17 and the impaired mortgage loan ratio decreasing to 4.7% from 4.8% in 3Q18 and 5.1% in 4Q17. Also, the coverage of mortgage loans increased from 40.1% in 3Q18 to 48.0% in 4Q18. The focus on originating mortgage loans with a loan to value below 80% has been a key factor in maintaining healthy asset quality in this product.

13

Provision for loan losses and asset quality (Ch$ Million)

	Quarter			Change%
	4Q18	3Q18	4Q17	4Q18/4Q17	4Q18/3Q18
Gross provisions	(63,420)	(72,056)	(60,978)	4.0%	(12.0)%
Charge-offs[1]	(30,397)	(27,030)	(36,523)	(16.8)%	12.5%
Gross provisions and charge-offs	(93,817)	(99,086)	(97,501)	(3.8)%	(5.3)%
Loan loss recoveries	20,534	22,690	20,696	(0.8)%	(9.5)%
Provision for loan losses excluding additional provisions	(73,283)	(76,396)	(76,805)	(4.6)%	(4.1)%
Additional provisions	-	(20,000)	-	—%	—%
Provision for loan losses	(73,283)	(96,396)	(76,805)	(4.6)%	(24.0)%
Cost of credit[2]	1.0%	1.3%	1.1%
Adjusted cost of credit[3]	1.0%	1.0%	1.1%
Total loans[4]	30,282,023	29,972,519	27,725,913	9.2%	1.0%
Total Loan loss allowances (LLAs)	(796,588)	(804,885)	(815,773)	(2.4)%	(1.0)%
Non-performing loans[5] (NPLs)	631,649	661,365	633,461	(0.3)%	(4.5)%
NPLs consumer loans	88,318	91,469	103,171	(14.4)%	(3.4)%
NPLs commercial loans	409,451	404,349	368,522	11.1%	1.3%
NPLs residential mortgage loans	133,880	165,547	161,768	(17.2)%	(19.1)%
Impaired loans[6]	1,779,439	1,796,005	1,803,173	(1.3)%	(0.9)%
Impaired consumer loans	274,595	281,114	327,126	(16.1)%	(2.3)%
Impaired commercial loans	1,032,179	1,038,915	1,013,503	1.8%	(0.6)%
Impaired residential mortgage loans	472,665	475,976	462,544	2.2%	(0.7)%
Expected loss ratio[7] (LLA / Total loans)	2.6%	2.7%	2.9%
NPL / Total loans	2.1%	2.2%	2.3%
NPL / consumer loans	1.8%	2.0%	2.3%
NPL / commercial loans	2.7%	2.6%	2.6%
NPL / residential mortgage loans	1.3%	1.7%	1.8%
Impaired loans / total loans	5.9%	6.0%	6.5%
Impaired consumer loan ratio	5.6%	6.0%	7.2%
Impaired commercial loan ratio	6.8%	6.7%	7.3%
Impaired mortgage loan ratio	4.7%	4.8%	5.1%
Coverage of NPLs[8]	129.3%	124.7%	128.8%
Coverage of NPLs non-mortgage[9]	151.1%	153.0%	158.3%
Coverage of consumer NPLs[10]	316.4%	311.6%	275.0%
Coverage of commercial NPLs	115.5%	117.1%	125.6%
Coverage of mortgage NPLs	48.0%	40.1%	42.7%

1. Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.

2. Annualized provision for loan losses / quarterly average total loans. Averages are calculated using monthly figures.

3. Annualized provision for loan losses (adjusted to exclude the additional provision of Ch$20,000 million in 3Q18) / quarterly average total loans. Averages are calculated using monthly figures.

4. Includes interbank loans.

5. Total outstanding gross amount of loans with at least one installment 90 days or more overdue.

6. Include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one NPL (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.

7. LLA / Total loans. Measures the percentage of loans that banks must provision for given their internal models and the SBIF’s guidelines.

8. LLA / NPLs. Adjusted to include the additional provision of Ch$20,000 million

9. LLA of commercial and consumer loans / NPLs of commercial and consumer loans. Adjusted to include the additional provision of Ch$20,000 million

10. LLA of consumer loans/consumer NPLs. Adjusted to include the additional provision of Ch$20,000 million

14

Net fee and commission income

Positive fee growth from business segments offset by lower collection fees

In 4Q18, fee income increased 1.7% compared to 4Q17 and decreased 2.4% compared to 3Q18. Growth from business segments has been offset by lower collection of insurance fees due to a change in methodology for estimating refund of insurance premiums collected, following the pre-payment or refinancing of mortgage loans. This is reflected in other fee income in the table below. Moreover, there has been a 25.6% YoY decrease in fees from debit and ATM cards. However, as we started increasing the number of ATMs in the quarter, fees from ATMs increased 27.4% QoQ.

Fee Income by client segment (Ch$ Million)

	Quarter			Change%
	4Q18	3Q18	4Q17	4Q18/4Q17	4Q18/3Q18
Retail banking[1]	55,157	53,537	51,263	7.6%	3.0%
Middle-market	9,298	9,251	9,017	3.1%	0.5%
Global corporate banking	7,371	9,034	5,523	33.5%	(18.4)%
Others	(4,388)	(2,693)	497	(981.1)%	(62.9)%
Total	67,438	69,129	66,300	1.7%	(2.4)%

1. Includes fees to individuals and SMEs.

Fees in Retail banking increased 7.6% compared to 4Q17 and 3.0% compared to 3Q18. Client loyalty continues to rise in retail banking with loyal individual customers (clients with >4 products plus minimum usage and profitability levels) in the High-income segment growing 8.3% YoY and loyal Mid-income earners growing 8.2% YoY. Active clients (clients with a minimum number of transactions or that maintain volumes superior to the segment requirements) increased 7.9% YoY and 2.1% QoQ, with digital clients (clients who access the webpage with a password) grew 9.3% YoY and 0.7% QoQ. Commissions from insurance brokerage have increased, with growing brokerage of car, fraud and life insurance. Credit cards decreased slightly from 3Q18 however grew 24.0% YoY, as clients continued increasing purchases with their cards. We also continue to target SME clients that generate more fees, as those with higher revenues and headcount look for other transactional and financial services beyond lending services.

1. Loyal high income and middle income customers with 4 products plus a minimum profitability level and a minimum usage indicator, all differentiated by segment. SME + Middle-market cross-selling differentiated by client size using a point system that depends on number of products, usage of products and income net of risk.

15

Fees in the Middle-market increased 3.1% compared to 4Q17 and 0.5% compared to 3Q18. Customer loyalty has been expanding with Loyal Middle-market and SME clients growing 4.3% YoY. Fees in SCIB increased 33.5% compared to 4Q17 and decreased 18.4% compared to 3Q18. Fees in this segment are deal driven and after an increase in activity since the start of 2018, business from Corporates slowed down in QoQ, but still achieved a record level of fees in 2018. The strength of the Bank in providing value added non-lending services, such as cash management and financial advisory services should continue to drive fee income in SCIB.

By products, the evolution of fees was as follows:

Fee Income by product (Ch$ Million)

	Quarter			Change%
	4Q18	3Q18	4Q17	4Q18/4Q17	4Q18/3Q18
Credit card fees	9,266	9,419	7,471	24.0%	(1.6)%
Debit & ATM card fees	3,640	2,858	4,889	(25.6)%	27.4%
Asset management	11,345	11,811	11,109	2.1%	(3.9)%
Insurance brokerage	11,303	9,822	8,634	30.9%	15.1%
Guarantees, pledges and other contingent op.	8,640	8,684	6,916	24.9%	(0.5)%
Collection fees	7,721	9,040	9,744	(20.8)%	(14.6)%
Checking accounts	8,709	8,623	8,207	6.1%	1.0%
Brokerage and custody of securities	2,278	2,216	2,442	(6.7)%	2.8%
Other	4,536	6,656	6,888	(34.1)%	(31.9)%
Total fees	67,438	69,129	66,300	1.7%	(2.4)%

16

Total financial transactions, net

Results from financial transactions, net recovering in the quarter

Results from Total financial transactions, net was a gain of Ch$35,770 million in 4Q18, an increase of 96.8% compared to 4Q17 and an increase of 29.9% compared to 3Q18. It is important to point out that the Bank does not run a significant foreign currency gap. The Bank’s spot position in foreign currency is hedged with derivatives that are either considered trading derivatives or hedge accounting derivatives. Derivatives that are considered trading are marked-to-market in net income from financial operations. Hedge accounting derivatives are mark-to-market together with the hedged item in net foreign exchange results. This distorts these line items, especially in periods of a strong appreciation or depreciation of the exchange rate.

Total financial transactions, net (Ch$ Million)

	Quarter			Change%
	4Q18	3Q18	4Q17	4Q18/4Q17	4Q18/3Q18
Net income (expense) from financial operations[1]	37,804	24,223	(50,137)	(175.4)%	56.1%
Net foreign exchange gain[2]	(2,034)	3,308	68,311	(103.0)%	(161.5)%
Total financial transactions, net	35,770	27,531	18,174	96.8%	29.9%

1. These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged-off loans and the realized gains (loss) or mark-to-market of derivatives.

2. The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and liabilities denominated in foreign currency as well as from our hedge accounting derivatives.

In order to understand more clearly these line items, we present them by business area in the following table:

Total financial transactions, net by business (Ch$ Million)

	Quarter			Change%
	4Q18	3Q18	4Q17	4Q18/4Q17	4Q18/3Q18
Client treasury services	34,413	20,758	16,665	106.5%	65.8%
Non-client treasury income[1]	1,357	6,773	1,509	(10.1)%	(80.0)%
Total financ. transactions, net	35,770	27,531	18,174	96.8%	29.9%

1. Non client treasury income. These results includes interest income and the mark-to-market of the Bank’s trading portfolio, realized gains from the Bank’s available for sale portfolio and other results from our Financial Management Division.

Client treasury services revenues reached a gain of Ch$ 34,413 million in the quarter, an increase of 65.8% compared to 3Q18 and 106.5% YoY. The movement of client treasury revenue, which usually makes up the bulk of our treasury income, reflects the demand on behalf of clients for treasury products, mainly for their hedging needs and market making. In the second half of 2018, various large corporates structured their financing needs for their investment projects with us.

Non-client treasury totaled a gain of Ch$1,357 million in the quarter. The Bank’s fixed income liquidity portfolio is mainly comprised of Chilean sovereign risk and U.S. treasuries. For the most part of the year, rising long-term local and U.S. rates have dampened non-client treasury results. During 4Q18 the Central Bank started to reduce the economic stimulus and market interest rates rose sharply to later normalize. This volatility lead to a decrease in results from our ALM liquidity portfolio.

17

Operating expenses and efficiency

Continued improvements in productivity and digitalization leads to an efficiency ratio of 40.0% in 12M18

The Bank’s efficiency ratio reached 40.0% in 12M18 compared to 40.8% in the same period of last year. The improvement of the efficiency ratio is mainly due to the various initiatives that the Bank has been implementing to improve productivity and efficiency through digitalization in 2018 and therefore maintaining cost growth controlled. This led to Operating expenses, excluding Impairment and Other operating expenses, in 4Q18 increasing 1.0% QoQ and 0.4% YoY.

Operating expenses (Ch$ Million)

	Quarter			Change%
	4Q18	3Q18	4Q17	4Q18/4Q17		4Q18/3Q18
Personnel salaries and expenses	(99,872)	(104,115)	(102,086)	(2.2)%		(4.1)%
Administrative expenses	(62,009)	(58,215)	(58,203)	6.5%		6.5%
Depreciation & amortization	(21,542)	(19,298)	(22,355)	(3.6)%		11.6%
Operating expenses[1]	(183,423)	(181,628)	(182,644)	0.4%		1.0%
Impairment of property, plant and Equipment	-	-	-	—%		—%
Points of Sale	380	377	385	(1.3)%		0.8%
Standard	287	294	327	(12.2)%		(2.4)%
WorkCafé	40	28	20	100.0%		42.9%
Middle-market centers	7	8	7	0.0%		(12.5)%
Select	46	47	51	(9.8)%		(2.1)%
ATMs	910	769	926	(1.7)%		18.3%
Employees	11,305	11,439	11,068	2.1%		(1.2)%
Efficiency ratio[2]	40.0%	40.8%	42.8%	+275	bp	+76	bp
YTD Efficiency ratio[2]	40.0%	40.0%	40.8%	+81	bp	-1	bp
Volumes per branch (Ch$mn)[3]	137,082	134,573	123,138	11.3%		1.9%
Volumes per employee (Ch$mn)[4]	4,608	4,435	4,283	7.6%		3.9%
YTD Cost / Assets[5]	1.9%	1.9%	2.0%

1. Excluding Impairment and Other operating expenses.

2. Efficiency ratio: Operating expenses excluding impairment and Other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus Other operating expenses.

3. Loans + deposits over branches (points of sale).

4. Loans + deposits over employees.

5. Operating expenses as defined in footnote 1 above, annualized / Total assets.

Personnel expenses decreased 4.1% QoQ and 2.2% YoY in 4Q18, below inflation. Total headcount rose 2.1% YoY, reflecting an expansion of the IT projects team during the first semester of 2018. Previously, the Bank outsourced some IT projects that are now being done in-house, producing cost savings and project efficiencies.

18

Administrative expenses increased 6.5% QoQ and 6.5% YoY in 4Q18, as we continue to spend on marketing, communications and technology developments. We also continued to improve our branches, or points of sale, reaching a total of 40 WorkCafés by the end of 2018 and launched a Select/Private banking branch offering specialized services more focused on wealth management and insurance. Also in 4Q18 we starting to pilot the WorkCafé 2.0, building on the WorkCafé format, but for smaller branches and using artificial intelligence to help the client find the best solution for their needs. This is in line with our plan to start increasing points of sale throughout the next few years. In 4Q18, we expanded our ATM network to 910, with the increase mainly within branches. Productivity per branch, measured as loans plus deposits over total branches improved 11.3%.

Volumes= Loans+ Deposits

Amortization expenses increased 11.6% QoQ mainly due to the investment in software and digital banking the Bank is carrying out as part of our plan to improve productivity and efficiency as well as the depreciation of branches as we transformed 12 more branches to Workcafés in the quarter.

Other operating income, net & corporate tax

Other operating income, net, totaled a loss of Ch$2,705 million in 4Q18. Gross other operating income increased 67.1% QoQ due to the sale of fixed assets and the reversal of non-credit provisions for contingencies. The sale of fixed assets was realized by Bansa S.A. for approximately Ch$2bn. Bansa S.A., is a company that is consolidated by the Bank due to control, but not ownership. Therefore, this one-time income is included in net income, but has no impact on net income attributable to shareholders or shareholders’ equity.

Other operating income, net and corporate tax (Ch$ Million)

	Quarter			Change%
	4Q18	3Q18	4Q17	4Q18/4Q17	4Q18/3Q18
Other operating income	10,769	4,193	19,224	(44.0)%	156.8%
Other operating expenses	(13,474)	(12,414)	(23,343)	(42.3)%	8.5%
Other operating income, net	(2,705)	(8,221)	(4,119)	34.3%	67.1%
Income from investments in associates and other companies	(128)	2,222	1,009	(112.7)%	(105.8)%
Income tax expense	(42,136)	(39,177)	(37,991)	10.9%	7.6%
Effective income tax rate	20.9%	23.1%	22.6%

19

Income tax expenses in 4Q18 totaled Ch$42,136 million, an increase of 7.6% QoQ and 10.9% YoY. This rise in income tax expenses is mainly due to the 18.8% QoQ and 19.5% YoY rise in net income before tax in 4Q18. The effective tax rate on other hand decreased to 20.9%. This was mainly due to the higher inflation rate in the quarter, since for tax purposes our capital must be restated for CPI inflation.

The effective tax rate in 12M18 reached 21.8% compared to 19.9% in 12M17. The rise in the effective tax rate was mainly due to the higher statutory tax rate in 2018 of 27%. This was offset by the higher CPI inflation rate in 12M18 compared to 12M17, which increased the price level restatement of our capital that is charged to taxable income in our tax books. We expect the Bank’s effective tax rate to now remain around 22% going forward.

YTD income tax[1] (Ch$ Million)

			Change%
	Dec-18	Dec-17	Dec-18/Dec-17
Net income before tax	762,159	720,876	5.7%
Price level restatement of capital[2]	(111,242)	(75,109)	48.1%
Net income before tax adjusted for price level restatement	650,917	645,767	0.8%
Statutory Tax rate	27.0%	25.5%	+150	bp
Income tax expense at Statutory rate	(175,748)	(164,671)	6.7%
Tax benefits[3]	9,850	21,057	(53.2)%
Income tax	(165,897)	(143,613)	15.5%
Effective tax rate	21.8%	19.9%	+184	bp

1. This table is for informational purposes only. Please refer to note 15 in our annual financials for more details.

2. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied over net income before tax adjusted for price level restatement.

3. Mainly includes income tax credits from property taxes paid on leased assets as well as the impact from fluctuations in deferred tax assets and liabilities.

20

Section 6: Credit risk ratings

International ratings

The Bank has credit ratings from three leading international agencies.

Moody’s	Rating
Bank Deposit	A1/P-1
Baseline Credit Assessment	A3
Adjusted Baseline Credit Assessment	A3
Senior Unsecured	A1
Commercial Paper	P-1
Outlook	Stable

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1
Outlook	Stable

Fitch	Rating
Foreign Currency Long-term Debt	A
Local Currency Long-term Debt	A
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	A
Outlook	Stable

Local ratings

Our local ratings are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

21

Section 7: Share performance

As of December 31, 2018

Ownership Structure:

Total Shareholder Return

Santander ADR vs. SP500 (Base 100 = 12/31/2017)

ADR price (US$) 12M18

12/31/18:	29.90
Maximum (12M18):	34.94
Minimum (12M18):	28.94

Market Capitalization: US$14,047 million

P/E 12month trailing*:	17.1
P/BV (12/31/18)**:	3.0
Dividend yield***:	4.2%

*   Price as of December 31, 2018 / 12mth. earnings

** Price as of December 31, 2018/Book value as of 12/31/18

***Based on closing price on record date of last dividend payment.

Average daily traded volumes 12M18

US$ million

Total Shareholder Return

Santander vs IPSA Index (Base 100 = 12/31/2017)

Local share price (Ch$) 12M18

12/31/18:	51.69
Maximum (12M18):	55.23
Minimum (12M18):	47.52

Dividends:

Year paid	Ch$/share	% of previous year’s earnings
2015:	1.75	60%
2016:	1.79	75%
2017:	1.75	70%
2018:	2.25	75%

22

Annex 1: Balance sheet

Unaudited Balance Sheet

	Dec-18	Dec-18	Dec-17	Dec-18/Dec-17
	US$ Ths[1]	Ch$ Million		% Chg.
Cash and deposits in banks	2,960,102	2,065,441	1,452,922	42.2%
Cash items in process of collection	506,990	353,757	668,145	(47.1)%
Trading investments	110,412	77,041	485,736	(84.1)%
Investments under resale agreements	-	-	-	—%
Financial derivative contracts	4,443,698	3,100,635	2,238,647	38.5%
Interbank loans, net	21,591	15,065	162,599	(90.7)%
Loans and account receivables from customers, net	42,235,683	29,470,370	26,747,542	10.2%
Available for sale investments	3,431,442	2,394,323	2,574,546	(7.0)%
Held-to-maturity investments	-	-	-	—%
Investments in associates and other companies	46,281	32,293	27,585	17.1%
Intangible assets	95,911	66,923	63,219	5.9%
Property, plant and equipment	363,429	253,586	242,547	4.6%
Current taxes	-	-	-	—%
Deferred taxes	548,805	382,934	385,608	(0.7)%
Other assets	1,411,643	984,988	755,183	30.4%
Total Assets	56,175,986	39,197,356	35,804,279	9.5%

Deposits and other demand liabilities	12,527,828	8,741,417	7,768,166	12.5%
Cash items in process of being cleared	233,666	163,043	486,726	(66.5)%
Obligations under repurchase agreements	69,573	48,545	268,061	(81.9)%
Time deposits and other time liabilities	18,728,243	13,067,819	11,913,945	9.7%
Financial derivatives contracts	3,608,301	2,517,728	2,139,488	17.7%
Interbank borrowings	2,563,383	1,788,626	1,698,357	5.3%
Issued debt instruments	11,630,407	8,115,233	7,093,653	14.4%
Other financial liabilities	308,702	215,400	242,030	(11.0)%
Current taxes	11,599	8,093	6,435	25.8%
Deferred taxes	22,063	15,395	9,663	59.3%
Provisions	472,856	329,940	324,329	1.7%
Other liabilities	1,290,427	900,408	745,363	20.8%
Total Liabilities	51,467,047	35,911,647	32,696,216	9.8%

Equity
Capital	1,277,378	891,303	891,303	0.0%
Reserves	2,755,993	1,923,022	1,781,818	7.9%
Valuation adjustments	15,607	10,890	(2,312)	(571.0)%
Retained Earnings:
Retained earnings from prior years	-	-	-	—%
Income for the period	848,289	591,902	564,815	4.8%
Minus: Provision for mandatory dividends	(254,487)	(177,571)	(169,444)	4.8%
Total Shareholders' Equity	4,642,780	3,239,546	3,066,180	5.7%
Non-controlling interest	66,159	46,163	41,883	10.2%
Total Equity	4,708,939	3,285,709	3,108,063	5.7%

Total Liabilities and Equity	56,175,986	39,197,356	35,804,279	9.5%

1. The exchange rate used to calculate the figures in dollars was Ch$697.76/ US$1

23

Annex 2: YTD income statements

Unaudited YTD Income Statement

	Dec-18	Dec-18	Dec-17	Dec-18/Dec-17
	US$ Ths[1]	Ch$ Million		% Chg.
Interest income	3,216,460	2,244,317	2,058,446	9.0%
Interest expense	(1,189,448)	(829,949)	(731,755)	13.4%
Net interest income	2,027,012	1,414,368	1,326,691	6.6%
Fee and commission income	694,312	484,463	455,558	6.3%
Fee and commission expense	(277,428)	(193,578)	(176,495)	9.7%
Net fee and commission income	416,884	290,885	279,063	4.2%
Net income (expense) from financial operations	76,207	53,174	2,796	1801.8%
Net foreign exchange gain	74,392	51,908	126,956	(59.1)%
Total financial transactions, net	150,599	105,082	129,752	(19.0)%
Other operating income	56,647	39,526	87,163	(54.7)%
Net operating profit before provisions for loan losses	2,651,142	1,849,861	1,822,669	1.5%
Provision for loan losses	(465,898)	(325,085)	(299,205)	8.6%
Net operating profit	2,185,244	1,524,776	1,523,464	0.1%
Personnel salaries and expenses	(569,772)	(397,564)	(396,967)	0.2%
Administrative expenses	(351,251)	(245,089)	(230,103)	6.5%
Depreciation and amortization	(113,621)	(79,280)	(77,823)	1.9%
Op. expenses excl. Impairment and Other operating expenses	(1,034,644)	(721,933)	(704,893)	2.4%
Impairment of property, plant and equipment	(56)	(39)	(5,644)	(99.3)%
Other operating expenses	(65,553)	(45,740)	(96,014)	(52.4)%
Total operating expenses	(1,100,252)	(767,712)	(806,551)	(4.8)%
Operating income	1,084,992	757,064	716,913	5.6%
Income from investments in associates and other companies	7,302	5,095	3,963	28.6%
Income before tax	1,092,294	762,159	720,876	5.7%
Income tax expense	(237,757)	(165,897)	(143,613)	15.5%
Net income from ordinary activities	854,537	596,262	577,263	3.3%
Net income discontinued operations	-	-	-	—%
Net income attributable to:
Non-controlling interest	6,249	4,360	12,448	(65.0)%
Net income attributable to equity holders of the Bank	848,289	591,902	564,815	4.8%

1. The exchange rate used to calculate the figures in dollars was Ch$697.76/ US$1

24

Annex 3: Quarterly income statements

Unaudited Quarterly Income Statement

	4Q18	4Q18	3Q18	4Q17	4Q18/4Q17	4Q18/3Q18
	US$ Ths[1]	Ch$ Million			% Chg.
Interest income	841,855	587,413	568,132	524,299	12.0%	3.4%
Interest expense	(329,357)	(229,812)	(211,410)	(177,798)	29.3%	8.7%
Net interest income	512,499	357,601	356,722	346,501	3.2%	0.2%
Fee and commission income	170,989	119,309	118,606	112,308	6.2%	0.6%
Fee and commission expense	(74,339)	(51,871)	(49,477)	(46,008)	12.7%	4.8%
Net fee and commission income	96,649	67,438	69,129	66,300	1.7%	(2.4)%
Net income (expense) from financial operations	54,179	37,804	24,223	(50,137)	(175.4)%	56.1%
Net foreign exchange gain	(2,915)	(2,034)	3,308	68,311	(103.0)%	(161.5)%
Total financial transactions, net	51,264	35,770	27,531	18,174	96.8%	29.9%
Other operating income	15,434	10,769	4,193	19,224	(44.0)%	156.8%
Net operating profit before provisions for loan losses	675,846	471,578	457,575	450,199	4.7%	3.1%
Provision for loan losses	(105,026)	(73,283)	(96,396)	(76,805)	(4.6)%	(24.0)%
Net operating profit	570,819	398,295	361,179	373,394	6.7%	10.3%
Personnel salaries and expenses	(143,132)	(99,872)	(104,115)	(102,086)	(2.2)%	(4.1)%
Administrative expenses	(88,869)	(62,009)	(58,215)	(58,203)	6.5%	6.5%
Depreciation and amortization	(30,873)	(21,542)	(19,298)	(22,355)	(3.6)%	11.6%
Op. expenses excl. Impairment and Other operating expenses	(262,874)	(183,423)	(181,628)	(182,644)	0.4%	1.0%
Impairment of property, plant and equipment	-	-	-	-	—%	—%
Other operating expenses	(19,310)	(13,474)	(12,414)	(23,343)	(42.3)%	8.5%
Total operating expenses	(282,184)	(196,897)	(194,042)	(205,987)	(4.4)%	1.5%
Operating income	288,635	201,398	167,137	167,407	20.3%	20.5%
Income from investments in associates and other companies	(183)	(128)	2,222	1,009	(112.7)%	(105.8)%
Income before tax	288,452	201,270	169,359	168,416	19.5%	18.8%
Income tax expense	(60,388)	(42,136)	(39,177)	(37,991)	10.9%	7.6%
Net income from ordinary activities	228,064	159,134	130,182	130,425	22.0%	22.2%
Net income discontinued operations	-	-	-	-	—%	—%
Net income attributable to:
Non-controlling interest	3,569	2,490	455	(4,253)	(158.5)%	447.3%
Net income attributable to equity holders of the Bank	224,496	156,644	129,727	134,678	16.3%	20.7%

1. The exchange rate used to calculate the figures in dollars was Ch$697.76/ US$1

25

Annex 4: Quarterly evolution of main ratios and other information

(Ch$ millions)
Loans	4Q17	1Q18	2Q18	3Q18	4Q18

Consumer loans	4,557,692	4,595,908	4,641,646	4,684,343	4,876,289
Residential mortgage loans	9,096,895	9,269,711	9,523,157	9,817,591	10,150,981
Commercial loans	13,908,642	14,469,530	15,039,330	15,456,250	15,239,659
Interbank loans	162,684	9,245	29,795	14,335	15,094
Total loans (including interbank)	27,725,913	28,344,394	29,233,928	29,972,519	30,282,023
Allowance for loan losses	(815,773)	(810,390)	(805,071)	(804,885)	(796,588)
Total loans, net of allowances	26,910,141	27,534,004	28,428,857	29,167,634	29,485,435

Deposits
Demand deposits	7,768,166	8,175,608	8,127,758	7,984,243	8,741,417
Time deposits	11,913,945	11,968,775	12,681,594	12,777,365	13,067,819
Total deposits	19,682,111	20,144,383	20,809,352	20,761,608	21,809,236
Mutual funds (Off balance sheet)	5,056,892	5,386,643	5,557,027	5,543,748	5,576,243
Total customer funds	24,739,003	25,531,026	26,366,379	26,305,356	27,385,479
Loans / Deposits[1]	100.7%	98.0%	98.1%	101.1%	98.0%

Average balances
Avg. interest earning assets	30,028,486	30,708,458	31,754,813	32,234,857	32,754,792
Avg. loans (including interbank)	27,744,747	27,979,005	28,824,294	29,615,916	30,190,154
Avg. assets	35,414,483	36,259,035	37,005,082	37,953,289	38,829,385
Avg. demand deposits	7,447,208	7,833,062	8,295,853	8,042,486	8,280,556
Avg. equity	3,018,905	3,117,571	3,021,163	3,044,807	3,159,565
Avg. free funds	10,466,113	10,950,633	11,317,016	11,087,293	11,440,120

Capitalization
Risk weighted assets	27,911,835	28,530,059	29,945,320	30,274,655	30,600,177
Tier I (Shareholders' equity)	3,066,180	3,169,855	2,999,879	3,085,775	3,239,546
Tier II	815,072	820,002	827,024	852,690	862,119
Regulatory capital	3,881,252	3,989,856	3,826,903	3,938,465	4,101,664
Tier I ratio	11.0%	11.1%	10.0%	10.2%	10.6%
BIS ratio	13.9%	14.0%	12.8%	13.0%	13.4%

Profitability & Efficiency
Net interest margin (NIM)[2]	4.6%	4.5%	4.5%	4.4%	4.4%
Efficiency ratio[3]	42.8%	38.7%	40.5%	40.8%	40.0%
Costs / assets[4]	2.1%	1.9%	2.0%	1.9%	1.9%
Avg. Demand deposits / interest earning assets	24.8%	25.5%	26.1%	24.9%	25.3%
Return on avg. equity	17.8%	19.4%	20.5%	17.0%	19.8%
Return on avg. assets	1.5%	1.7%	1.7%	1.4%	1.6%
Return on RWA	1.9%	2.1%	2.1%	1.7%	2.1%

26

(Ch$ millions)
Asset quality	Dec-17	Mar-18	Jun-18	Sep-18	Dec-18
Impaired loans[5]	1,803,173	1,825,702	1,803,077	1,796,005	1,779,438
Non-performing loans (NPLs) [6]	633,461	659,347	650,007	661,365	631,652
Past due loans[7]	339,562	352,363	363,124	378,280	0
Loan loss reserves	(815,773)	(810,390)	(805,071)	(804,885)	(796,588)
Impaired loans / total loans	6.5%	6.4%	6.2%	6.0%	5.9%
NPLs / total loans	2.3%	2.3%	2.2%	2.2%	2.1%
PDL / total loans	1.2%	1.2%	1.2%	1.3%	0.0%
Coverage of NPLs (Loan loss allowance / NPLs)	128.8%	122.9%	123.9%	121.7%	126.1%
Coverage of PDLs (Loan loss allowance / PDLs)	240.2%	230.0%	221.7%	212.8%	203.8%
Risk index (Loan loss allowances / Loans) [8]	2.9%	2.9%	2.8%	2.7%	2.6%
Cost of credit (prov expense annualized / avg. loan)	1.1%	1.1%	1.1%	1.3%	1.0%

Network
Branches	385	379	376	377	380
ATMs	926	948	1,001	769	910
Employees	11,068	11,444	11,453	11,439	11,305

Market information (period-end)
Net income per share (Ch$)	0.71	0.80	0.82	0.69	0.83
Net income per ADR (US$)	0.46	0.53	0.50	0.42	0.48
Stock price	48.19	50.88	51.27	52.63	51.69
ADR price	31.27	33.51	31.43	31.98	29.9
Market capitalization (US$mn)	14,732	15,855	14,435	15,066	14,047
Shares outstanding	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471

Other Data
Quarterly inflation rate[9]	0.5%	0.6%	0.7%	0.7%	0.8%
Central Bank monetary policy reference rate (nominal)	2.50%	2.50%	2.50%	2.50%	2.75%
Observed Exchange rate (Ch$/US$) (period-end)	616.85	604.67	653.90	656.74	697.76

1. Ratio =(Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + Demand deposits)

2. NIM = Net interest income annualized divided by interest earning assets

3. Efficiency ratio =(Net interest income+ Net fee and commission income +Financial transactions net + Other operating income +Other operating expenses) divided by (Personnel expenses + Administrative expenses + Depreciation). Excludes impairment charges

4. Costs / assets = (Personnel expenses + Adm. Expenses + depreciation) / Total assets

5. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

6. Capital + future interest of all loans with one installment 90 days or more overdue.

7. Total installments plus lines of credit more than 90 days overdue.

8. Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index.

9. Calculated using the variation of the Unidad de Fomento (UF) in the period.

27

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: March 5, 2019